Exhibit 99.1

MiX Telematics Announces Financial Results for Third Quarter of Fiscal Year 2016

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R15.5419 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2015.

Third Quarter Highlights:

  Total subscription revenue of R294 million ($19 million), grew 16% year over year
  Subscribers increased by 11% year over year, bringing the total to over 550,000 subscribers at December 31, 2015
  Adjusted EBITDA of R71 million ($5 million), representing a 19% Adjusted EBITDA margin
  Company maintains guidance for subscription revenue and total revenue for the full 2016 fiscal year which ends March 31, 2016.

MIDRAND, South Africa--(BUSINESS WIRE)--February 4, 2016--MiX Telematics Limited (NYSE:MIXT) (JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), today announced financial results for its third quarter of fiscal year 2016, which ended December 31, 2015.

"MiX Telematics continues to post mid-teens subscription revenue growth and high teens adjusted EBITDA margins in the face of increasingly difficult trading conditions globally," said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. "We continue to see an increasing number of our customers opt for fully-bundled contracts increasing the long term value of these relationships. Our innovation engine continues to yield leading-edge new offerings and we have established a new partnership to bring our revolutionary Beam-e offering to the Americas. We are confident that we can persevere through the energy crisis, sustaining both growth and profitability, and intend to maintain our focus on the initiatives that have made us a global leader in fleet management."

Financial performance for the three months ended December 31, 2015

Revenue: Total revenue was R378.6 million ($24.4 million), an increase of 7.7% compared to R351.5 million ($22.6 million) for the third quarter of fiscal year 2015. Subscription revenue was R294.5 million ($18.9 million), an increase of 16.1% compared with R253.7 million ($16.3 million) for the third quarter of fiscal year 2015. Growth in subscription revenue was driven primarily by an increase of over 55,000 subscribers, which resulted in an increase in subscribers of 11.2% from December 2014 to December 2015. Hardware and other revenue was R84.1 million ($5.4 million), a decrease of 14.0% compared to R97.8 million ($6.3 million) for the third quarter of fiscal year 2015.

Gross Margin: Gross profit was R257.6 million ($16.6 million), as compared to R230.6 million ($14.8 million) for the third quarter of fiscal year 2015. Gross profit margin was 68.0%, compared to 65.6% for the third quarter of fiscal year 2015. In the third quarter of fiscal 2016, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 77.8% of total revenue compared to 72.2% in the third quarter of fiscal 2015.

Operating Margin: Operating profit was R33.7 million ($2.2 million), compared to R31.0 million ($2.0 million) for the third quarter of fiscal year 2015. Operating margin was 8.9%, compared to 8.8% for the third quarter of fiscal year 2015.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R71.0 million ($4.6 million) compared to R69.1 million ($4.4 million) for the third quarter of fiscal year 2015. Adjusted EBITDA margin, a non-IFRS measure, for the third quarter of fiscal year 2016 was 18.8%, compared to 19.7% for the third quarter of fiscal year 2015.

Profit for the period and earnings per share: Profit for the period was R57.9 million ($3.7 million), compared to R31.9 million ($2.1 million) in the third quarter of fiscal year 2015. Profit for the period includes a net foreign exchange gain of R68.8 million ($4.4 million) before tax. The net foreign exchange gain includes R68.6 million ($4.4 million) related to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. During the third quarter of fiscal 2015 the net foreign exchange gain was R17.7 million ($1.1 million). Earnings per diluted ordinary share were 8 South African cents, compared to 4 South African cents in the third quarter of fiscal year 2015. For the third quarter of 2016, the calculation was based on diluted weighted average ordinary shares in issue of 770.9 million compared to 804.4 million diluted weighted average ordinary shares in issue during the third quarter of fiscal 2015.

The Company's effective tax rate for the quarter was 43.9% in comparison to 37.3% in the third quarter of fiscal 2015.

On a U.S. Dollar basis, and using the December 31, 2015 exchange rate of R15.5419 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $3.7 million, or 12 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R16.4 million ($1.1 million), compared to R20.4 million ($1.3 million) in the third quarter of fiscal 2015 and excludes a net foreign exchange gain of R68.8 million ($4.4 million). Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 2 South African cents, compared to 3 South African cents in the third quarter of fiscal year 2015.

On a U.S. Dollar basis, and using the December 31, 2015 exchange rate of R15.5419 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $1.1 million, or 3 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At December 31, 2015, the Company had R907.5 million ($58.4 million) of cash and cash equivalents, compared to R875.7 million ($56.3 million) in the third quarter of fiscal year 2015. The Company generated R26.6 million ($1.7 million) in net cash from operating activities for the three months ended December 31, 2015 and invested R66.6 million ($4.3 million) in capital expenditures during the quarter, leading to negative free cash flow, a non-IFRS measure, of R40.0 million ($2.6 million), compared with free cash flow of R29.3 million ($1.9 million) for the third quarter of fiscal year 2015.

An explanation of non-IFRS measures used in this release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R15.9492 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of February 1, 2016.

Based on information as of today, February 4, 2016, the Company is issuing the following financial guidance for the full 2016 fiscal year:

  Revenue - R1,440 million to R1,468 million ($90.3 million to $92.0 million), which would represent revenue growth of 4% to 6% compared to fiscal year 2015.
  Subscription revenue - R1,155 million to R1,172 million ($72.4 million to $73.5 million), which would represent subscription revenue growth of 16% to 17% compared to fiscal year 2015.
  Adjusted EBITDA - R245 million to R260 million ($15.4 million to $16.3 million), which would represent a decline in Adjusted EBITDA of 13% to 8% compared to fiscal year 2015, on the revised basis.
  Adjusted earnings per diluted ordinary share of 6.9 to 8.4 South African cents based on 783 million diluted ordinary shares in issue, and based on an effective tax rate of 37% to 41%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 11 to 13 U.S. cents.

For the fourth quarter of fiscal year 2016 the Company expects subscription revenue to be in the range of R304 million to R321 million ($19.1 million to $20.1 million) which would represent subscription revenue growth of 14% to 21% compared to the fourth quarter of fiscal year 2015.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on February 4, 2016 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-455-2260 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-457-2697 (outside of the United States). The conference ID is 2471372.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 2471372.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the fourth quarter and full year of fiscal year 2016, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2015, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets, certain litigation costs and foreign exchange gains/(losses).

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and the Company's other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	378,615	351,484	24,361	22,615
Cost of sales	(121,048)	(120,840)	(7,788)	(7,775)
Gross profit	257,567	230,644	16,573	14,840
Other income/(expenses) - net	430	3,037	28	195
Operating expenses	(224,340)	(202,669)	(14,435)	(13,040)
-Sales and marketing	(53,380)	(43,503)	(3,435)	(2,799)
-Administration and other charges	(170,960)	(159,166)	(11,000)	(10,241)
Operating profit	33,657	31,012	2,166	1,995
Finance income/(costs) - net	69,597	19,864	4,479	1,278
-Finance income	70,195	20,241	4,517	1,302
-Finance costs	(598)	(377)	(38)	(24)
Profit before taxation	103,254	50,876	6,645	3,273
Taxation	(45,321)	(18,978)	(2,916)	(1,221)
Profit for the period	57,933	31,898	3,729	2,052

Attributable to:
Owners of the parent	57,947	31,991	3,730	2,058
Non-controlling interests	(14)	(93)	(1)	(6)
	57,933	31,898	3,729	2,052

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
	December 31,	March 31,	December 31,	March 31,
Figures are in thousands unless otherwise stated	2015	2015	2015	2015
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	209,076	135,844	13,452	8,741
Intangible assets	846,631	778,518	54,474	50,092
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	113	1,002	7	64
Deferred tax assets	35,756	23,607	2,301	1,519
Total non-current assets	1,091,576	938,971	70,234	60,416

Current assets
Inventory	63,579	38,934	4,091	2,505
Trade and other receivables	318,670	261,574	20,504	16,830
Finance lease receivable	1,719	5,607	111	361
Taxation	3,050	7,602	196	489
Restricted cash	15,520	30,539	999	1,965
Cash and cash equivalents	907,463	945,381	58,388	60,828
Total current assets	1,310,001	1,289,637	84,289	82,978

Total assets	2,401,577	2,228,608	154,523	143,394

EQUITY
Stated capital	1,316,195	1,436,993	84,687	92,459
Other reserves	104,525	(21,894)	6,725	(1,409)
Retained earnings	527,255	450,347	33,925	28,976
Equity attributable to owners of the parent	1,947,975	1,865,446	125,337	120,026
Non-controlling interest	(1,260)	(874)	(81)	(56)
Total equity	1,946,715	1,864,572	125,256	119,970

LIABILITIES
Non-current liabilities
Borrowings	—	1,104	—	71
Deferred tax liabilities	135,981	63,425	8,749	4,081
Provisions	5,403	4,005	348	258
Share-based payment liability	2,057	1,950	132	125
Total non-current liabilities	143,441	70,484	9,229	4,535

Current liabilities
Trade and other payables	251,104	247,361	16,157	15,917
Borrowings	1,456	1,399	94	90
Taxation	3,935	3,586	253	231
Provisions	26,564	23,240	1,709	1,495
Bank overdraft	28,362	17,966	1,825	1,156
Total current liabilities	311,421	293,552	20,038	18,889

Total liabilities	454,862	364,036	29,267	23,424

Total equity and liabilities	2,401,577	2,228,608	154,523	143,394

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	27,945	58,655	1,798	3,774
Net financing income	825	2,059	53	132
Taxation paid	(2,127)	(72)	(137)	(5)
Net cash generated from operating activities	26,643	60,642	1,714	3,901

Cash flows from investing activities
Capital expenditure	(66,623)	(31,312)	(4,287)	(2,015)
Deferred consideration paid	(344)	(311)	(22)	(20)
Proceeds on sale of property, plant and equipment	194	2	12	*
Cash paid for business combination	—	(40,000)	—	(2,574)
Increase in restricted cash	(2,078)	(17,896)	(134)	(1,151)
Net cash utilized in investing activities	(68,851)	(89,517)	(4,431)	(5,760)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	2,407	1,960	155	126
Share repurchase (note 8)	(31,076)	—	(1,999)	—
Dividends paid	(12,868)	—	(828)	—
Net cash (utilized in)/from financing activities	(41,537)	1,960	(2,672)	126
Net decrease in cash and cash equivalents	(83,745)	(26,915)	(5,389)	(1,733)
Net cash and cash equivalents at the beginning of the period	885,887	847,608	57,000	54,537
Exchange gains on cash and cash equivalents	76,959	20,011	4,952	1,289
Net cash and cash equivalents at the end of the period	879,101	840,704	56,563	54,093

* Amounts less than $1000.

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands except for subscribers	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	294,466	253,661	18,947	16,321
Adjusted EBITDA (Comparative period restated) (note 5)	71,046	69,085	4,571	4,445
Cash and cash equivalents	907,463	875,706	58,388	56,345
Net cash (1)	877,645	837,880	56,469	53,911
Capital expenditure incurred	69,425	31,312	4,467	2,015
Subscribers (number)	550,765	495,367	550,765	495,367

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

Notes to condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statements of financial position, income statements and statements of cash flows included in this announcement have been prepared in accordance with IFRS accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2015. Amendments to IFRSs effective for the fiscal year ending March 31, 2016 are not expected to have a material impact on the Group.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended December 31, 2015 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R15.5419 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2015. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.08	0.04	#	#
Diluted (R/$)	0.08	0.04	#	#
Earnings per American Depositary Share
Basic (R/$)	1.90	1.01	0.12	0.06
Diluted (R/$)	1.88	0.99	0.12	0.06
Adjusted earnings per share
Basic (R/$)	0.02	0.03	#	#
Diluted (R/$)	0.02	0.03	#	#
Adjusted earnings per American Depositary Share
Basic (R/$)	0.54	0.64	0.03	0.04
Diluted (R/$)	0.53	0.63	0.03	0.04
Ordinary shares ('000) [1]
In issue at December 31	754,888	792,838	754,888	792,838
Weighted average	762,955	791,537	762,955	791,537
Diluted weighted average	770,929	804,398	770,929	804,398
American Depositary Shares ('000) [1]
In issue at December 31	30,196	31,714	30,196	31,714
Weighted average	30,518	31,661	30,518	31,661
Diluted weighted average	30,837	32,176	30,837	32,176

# Amount less than $0.01
1 Excludes 40,000,000 treasury shares held by MiX Telematics Investments Proprietary Limited
  ("MiX Investments"), a wholly owned subsidiary of the Group (December 2014: Nil).

4. Reconciliation of Adjusted Earnings to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	57,947	31,991	3,730	2,058
Net foreign exchange gains	(68,769)	(17,658)	(4,425)	(1,136)
Income tax effect on the above component	27,229	6,049	1,751	389
Adjusted earnings attributable to owners of the parent	16,407	20,382	1,056	1,311

5. Reconciliation of Adjusted EBITDA to Profit for the Period

During the current fiscal year, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. The amended measure is the profit measure reviewed by the chief operating decision maker ("CODM"). Prior year figures have been restated to reflect this change.

	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	71,046	69,085	4,571	4,445
Add:
Net profit on sale of property, plant and equipment and intangible assets	39	—	3	—
Insurance reimbursement	—	3,237	—	208
Net litigation costs	—	700	—	45
Less:
Depreciation (1)	(20,021)	(15,700)	(1,288)	(1,010)
Amortization (2)	(14,782)	(13,182)	(951)	(848)
Impairment of property, plant and equipment	—	(545)	—	(35)
Share-based compensation costs	(2,235)	(1,657)	(144)	(107)
Net loss on sale of property, plant and equipment	—	(188)	—	(12)
Increase in restructuring cost provision	(390)	—	(25)	—
Restructuring costs	—	(10,645)	—	(685)
Transaction costs arising from the acquisition of a business	—	(93)	—	(6)
Operating profit	33,657	31,012	2,166	1,995
Add: Finance income/(costs) - net	69,597	19,864	4,479	1,278
Less: Taxation	(45,321)	(18,978)	(2,916)	(1,221)
Profit for the period	57,933	31,898	3,729	2,052

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months ended	Three months ended
	December 31,	December 31,
	2015	2014
		Restated
	Unaudited	Unaudited
Adjusted EBITDA margin	18.8%	19.7%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.0%	—
Insurance reimbursement	—	0.9%
Net litigation costs	—	0.2%
Less:
Depreciation	(5.3%)	(4.5%)
Amortization	(3.9%)	(3.8%)
Impairment of property, plant and equipment	—	(0.2%)
Share-based compensation costs	(0.6%)	(0.4%)
Net loss on sale of property, plant and equipment	—	(0.1%)
Increase in restructuring cost provision	(0.1%)	—
Restructuring costs	—	(3.0%)
Transaction costs arising from the acquisition of a business	—	(0.0%)
Operating profit margin	8.9%	8.8%
Add: Finance income/(costs) - net	18.4%	5.7%
Less: Taxation	(12.0%)	(5.4%)
Profit for the period margin	15.3%	9.1%

7. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	26,643	60,642	1,714	3,901
Capital expenditure	(66,623)	(31,312)	(4,287)	(2,015)
Free cash flow	(39,980)	29,330	(2,573)	1,886

8. Share Repurchase Program

As of September 11, 2015, the MiX Telematics Board approved a share repurchase program under which the Group could repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of December 31, 2015, 40,000,000 shares had been repurchased at a total cost of R123.8 million or $8.0 million (at an average price of R3.09 or $0.20 per share) and therefore no more shares may be repurchased under the program. The following terms were applicable to the share repurchase program:

  The Group could repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Group, the market price of its securities and general market conditions.
  This share repurchase program could be discontinued at any time by the Board of Directors, and the Group had no obligation to repurchase any amount of its securities under the program.
  The repurchase program was funded out of existing cash resources.

During the quarter ended September 30, 2015, the following purchases had been made under the share repurchase program:

  973,954 ADSs (representing 24,348,850 ordinary shares) were purchased by MiX Investments on September 17, 2015 at a price of $5.85 per ADS. The ADSs were repurchased at a cost of R76.8 million ($4.9 million) including transaction costs of R0.5 million ($0.03 million).
  5,000,000 ordinary shares were purchased by MiX Investments on September 17, 2015 at a price of R3.15 per share. The shares were repurchased for R15.9 million ($1.0 million) including transaction costs of R0.1 million ($0.01 million).

During the quarter ended December 31, 2015, the following additional purchases had been made under the share repurchase program:

  4,394,462 ordinary shares were purchased by MiX Investments on December 11, 2015 at a price of R2.80 per share. The shares were repurchased for R12.4 million ($0.8 million) including transaction costs of R0.1 million ($0.01 million).
  805,184 ordinary shares were purchased by MiX Investments on December 17, 2015 at a price of R2.90 per share. The shares were repurchased for R2.4 million ($0.2 million) including transaction costs of R0.02 million ($0.00 million).
  3,079,485 ordinary shares were purchased by MiX Investments on December 18, 2015 at a price of R2.96 per share. The shares were repurchased for R9.2 million ($0.6 million) including transaction costs of R0.1 million ($0.00 million).
  2,372,019 ordinary shares were purchased by MiX Investments on December 21, 2015 at a price of R3.00 per share. The shares were repurchased for R7.2 million ($0.5 million) including transaction costs of R0.05 million ($0.00 million).

9. Dividend Paid

In respect of the second quarter of fiscal year 2016, a dividend of 2 South African cents or 0.1 U.S. cents per share (December 2014: Nil) was declared during the period and paid on November 30, 2015.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R45.8 million or $2.9 million (December 2014: R52.8 million or $3.4 million). No loss is considered probable under this arrangement.

11. Taxation

MiX Telematics International Proprietary Limited ("MiX International"), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D ("S11D") of the South African Income Tax Act of 1962 ("the Act"). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology ("DST") in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million ($0.5 million). MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. This process is unresolved. Consequently, at December 31, 2015, MiX International has an uncertain tax position relating to S11D deductions. MiX International has paid the R8.5 million ($0.5 million) related to the S11D deductions to the South African Revenue Service. The Group has considered this uncertain tax position and recognized a tax asset of R8.5 million ($0.5 million) at December 31, 2015. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group will not recover the tax asset and will incur an additional taxation expense of up to R8.5 million ($0.5 million) relating to the additional 50% claimed.

12. Dividend Declared

On February 4, 2016 the Board has declared that in respect of the third quarter of fiscal year 2016 which ended on December 31, 2015 a dividend of 2 South African cents (0.1 U.S. cents) per ordinary share to be paid on February 29, 2016.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Friday, February 19, 2016
Securities trade ex dividend	Monday, February 22, 2016
Record date	Friday, February 26, 2016
Payment date	Monday, February 29, 2016

Share certificates may not be dematerialized or rematerialized between Monday, February 22, 2016 and Friday, February 26, 2016, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 15%;
  there are no Secondary Tax on Companies credits utilized against the dividend;
  the gross local dividend amounts to 2 South African cents per ordinary share;
  the net local dividend amount is 1.7 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 794,887,500 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Monday, February 22, 2016
Record date	Friday, February 26, 2016
Approximate date of currency conversion	Monday, February 29, 2016
Approximate dividend payment date	Monday, February 29, 2016

CONTACT:
Investors:
ICR for MiX Telematics
Sheila Ennis, 1-855-564-9835
ir@mixtelematics.com